Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Interest of Named Experts and Counsel” in the Registration Statement for 10,125,000 shares of common stock to be filed on or about June 22, 2004 (Form S-8) pertaining to the UICI Agents’ Total Ownership Plan I and UICI Agency Matching Total Ownership Plan I; UICI Agents’ Total Ownership Plan II and UICI Agency Matching Total Ownership Plan II; UICI Agents’ Contribution to Equity Plan I and UICI Matching Agency Contribution Plan I; and UICI Agents’ Contribution to Equity Plan II and UICI Matching Agency Contribution Plan II and to the incorporation by reference therein of our report dated February 6, 2002, with respect to the December 31, 2001 consolidated financial statements and schedules of UICI and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2003 filed with the Securities and Exchange Commission.

Ernst & Young, LLP

Dallas, Texas
June 22, 2004